SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Last update: 03/28/2024

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - GOL LINHAS AEREAS INTELIGENTES S.A. to be held on 04/30/2024

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

The present remote voting ballot, concerning the Extraordinary General Meeting of Gol Linhas Aéreas Inteligentes S.A. (Company) to be held on April 30, 2024 (EGM), must be filled out if the Shareholder chooses to exercise his/her right to vote remotely, pursuant to CVM Resolution 81, of March 29, 2022, as amended (“Voting Ballot”). In this case, it is essential that all fields of this Remote Voting Ballot are filled in. The Voting Ballot will only be considered valid and the votes cast herein counted in the quorum of the shareholders’ meeting, if the following instructions are observed:

(i)  all pages must be initialed: the Shareholder or his/her legal representative(s)( is), as the case may be and under the terms of current legislation, must sign the last page of the Voting Ballot.

(ii) we request that the signature be duly notarized; and

(iii)  the shareholders holding preferred shares of the Company shall not have voting rights, as provided for by applicable corporate law and by the Companys Bylaws.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder may send the Voting Ballot directly to the Company or transmit the instructions for filling it out to custodians/bookkeepers, as follows:

To the Company: must send a physical copy of the initialed and signed Voting Ballot, with duly authenticated signature (notarized by apostille if signed abroad); proof issued by the depositary dated up to three (3) business days from the date of sending the Voting Ballot (exempt if the shareholder is included in the list provided by the depositary); and certified copy of the following identification documents:

(a)  individual: identity document with photo (shareholder or representative);

(b)   legal entity: identity document with photo (shareholder or representative), consolidated bylaws/articles of incorporation and proof of representation powers; or

(c)  investment fund: identity document with photo (shareholder or representative), consolidated bylaws/ articles of incorporation of the fund manager or administrator, as the case may be, proof of representation powers and consolidated regulation.

The Company will not require sworn translations of documents originally drafted in Portuguese, English or Spanish. The Shareholder must submit the Voting Ballot and the documentation referred to above at the Company within seven (7) days from the Extraordinary General Meeting. The Shareholder may send scanned copies of the documents to the e-mails indicated below (originals must be sent within three (3) consecutive days prior to the date of the Extraordinary General Meeting). The Voting Ballots received after the above dates will be disregarded. The Company will notify the Shareholder of the receipt and acceptance of the Voting Ballot. If the Voting Ballot is not fully completed or accompanied by the necessary documents, it will be disregarded and the Company will notify the sender.

For custodians/bookkeepers: the shareholder who chooses to exercise their right to vote remotely through service providers must transmit their voting instructions to their respective custodian agents, observing the rules determined by them. To do so, shareholders should contact their custodian agents and verify the procedures established by them for issuing voting instructions by Voting Ballot, as well as the documents and information required by them for this purpose.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Gol Linhas Aéreas Inteligentes S.A. | Legal Department

Pça. Comandante Lineu Gomes, s/n, portaria 3, building 24, Jardim Aeroporto, city and State of São Paulo, Zip Code 04626-020

E-mail: ri@voegol.com.br c/c wehvsantos@voegol.com.br Phone Number: (11) 2128-4700

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

ITAÚ CORRETORA DE VALORES S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3rd floor, parte – São Paulo Zip Code 04538-132

Service to Shareholders: 3003-9285 (capitals and metropolitan regions) 0800 7209285 (other location) Opening hours are on weekdays from 9 am to 6 pm.

Email: atendimentoescrituracao@itau-unibanco.com.br

Shareholders may choose to exercise their remote voting rights through authorized service

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - GOL LINHAS AEREAS INTELIGENTES S.A. to be held on 04/30/2024

Shareholders may choose to exercise their remote voting rights through authorized service providers, transmitting their voting instructions to their custody agents or bookkeeping agents, in compliance with the rules determined by them, who will forward said voting statements to the B3 Depository Center. The Shareholder must contact the custody agent or bookkeeping agent to verify the procedures established by it, as well as the necessary documents and information.
Resolutions concerning the Extraordinary General Meeting (EGM)

[Eligible tickers in this resolution: GOLL3]

1. 1. Amend the heading of Article 5 of the Companys Bylaws to reflect the current capital stock of the Company, due to the capital increases approved by the Board of Directors, within the limit of the Companys authorized capital.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: GOLL3]

2. 2. In case a second call of the Extraordinary General Meeting is needed, can the voting instructions contained in this Voting Ballot also be considered for holding the Extraordinary General Meeting on a second call?

[ ] Approve [ ] Reject [ ] Abstain

City : _________________________________________________________

Date : _________________________________________________________

Signature : _________________________________________________________

Shareholder's Name :____________________________________________________________

Phone Number : _________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer